SCHOTTENSTEIN REALTY TRUST, INC.

4300 East Fifth Avenue

Columbus, Ohio 43219

September 28, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stacie D. Gorman

Re:	Schottenstein Realty Trust, Inc.
Registration Statement on Form S-11
Filed: December 20, 2010
File No. 333-171302

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Schottenstein Realty Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11, Registration No. 333-171302 (together with all exhibits and amendments thereto, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it has determined not to proceed with the offering of its common stock pursuant thereto at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions with respect to this matter, please contact Joseph Herz of Greenberg Traurig, LLP, the Company’s legal counsel, at (212) 801-6926.

Sincerely, SCHOTTENSTEIN REALTY TRUST, INC.

By:	/s/ Tod H. Friedman
Name:	Tod H. Friedman
Title:	Executive Vice President and General Counsel